Buenos Aires, August 10, 2016

Messrs.

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

Ciudad A. de Buenos Aires

BOLSA DE COMERCIO DE BUENOS AIRES

Sarmiento 299

Ciudad A. de Buenos Aires

Ref.: Responsible of Market Relations.

Dear Sirs:

I am writing to the National Securities Commission and the Stock Exchange of Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, at the Board of Directors´ Meeting held on this date, it was decided to appoint Mr. Diego Martín Salaverri and Mrs. Victoria Hitce as Responsible of Market Relations, who will act, either jointly or separately, together with Miss. María Agustina Montes and Mr. Gerardo Carlos Paz.

Sincerely yours,

_____________________

María Agustina Montes

Responsible of Market Relations